As filed with the Securities and Exchange Commission on May 23, 2025

Registration File No. 333-229782
Registration File No. 811-23425

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________________________________________________________________________
FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 11
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 15
 __________________________________________________________________________
CIM Real Assets & Credit Fund
(Exact Name of Registrant as Specified in Charter)
 __________________________________________________________________________

4700 Wilshire Boulevard
Los Angeles, California 90010
(323) 860-4900
(Address and Telephone Number, Including Area Code, of Principal Executive Offices)

David Thompson
4700 Wilshire Boulevard
Los Angeles, California 90010
(323) 860-4900
(Name and Address of Agent for Service)
 __________________________________________________________________________

Copies to:

Rajib Chanda
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
Jacqueline Edwards
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
 __________________________________________________________________________

 ☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
☐ when declared effective pursuant to Section 8(c) of the Securities Act.
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.
☒ immediately upon filing pursuant to paragraph (b)
☐ on (date) pursuant to paragraph (b)
☐ 60 days after filing pursuant to paragraph (a)
☐ on (date) pursuant to paragraph (a)
If appropriate, check the following box:
☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
Check each box that appropriately characterizes the Registrant:
☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”))
☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act)
☒ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act)
☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act)
☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act
☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 11 to the Registration Statement on Form N-2 (File No. 333-229782) of CIM Real Assets & Credit Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 11 consists only of a facing page, this explanatory note and Part C of the Registration Statement on  Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 11 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 11 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(2)	Exhibits:
(g)(2)	Amended and Restated Investment Sub-Advisory Agreement by and between CIM Capital IC Management, LLC and OFS Capital Management, LLC*

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under the Securities Act and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on the 23rd day of May, 2025.

CIM Real Assets & Credit Fund

By:	/s/ David Thompson
Name:	David Thompson
Title:	Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, and in the capacities indicated, on the dates set forth below:

Name	Title	Date

/s/ David Thompson	Chief Executive Officer and Trustee (Principal Executive Officer)	May 23, 2025
David Thompson

/s/ Barry N. Berlin	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 23, 2025
Barry N. Berlin

*	Trustee	May 23, 2025
Bilal Rashid

*	Trustee	May 23, 2025
Stephen O. Evans

*	Trustee	May 23, 2025
Carol (“Lili”) Lynton

*	Trustee	May 23, 2025
Ashwin Ranganathan

* By:	/s/ David Thompson
David Thompson, as attorney in fact

The original powers of attorney authorizing David Thompson to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit to the Registration Statement on Form N-2 (file No. 333-229782), filed on March 6, 2020.